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                                May 23, 2024

       Varandeep Grewal
       Chief Executive Officer
       Source Agriculture Corp.
       3064 Silver Sage Drive, Suite 150
       Carson City, NV 89701

                                                        Re: Source Agriculture
Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Response dated May
15, 2024
                                                            File No. 024-12411

       Dear Varandeep Grewal:

                                                        We have reviewed your
response and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

       Response dated May 15, 2024

       General

   1. We note your response to prior comment 1. Please include a risk factor disclosing the potential legal risks,
including risk of rescission, if the company is potentially effecting the offering through an
unregistered broker-dealer.
 Varandeep Grewal
FirstName  LastNameVarandeep Grewal
Source Agriculture Corp.
Comapany
May        NameSource Agriculture Corp.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Brian Geoghegan